SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a or 15d—16 of
the Securities Exchange Act of 1934

Slovak Statutory Company Financial Statements for the year ended December 31, 2001

EuroTel Bratislava, a.s.
(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorska 100/A
831 03 Bratislava
Slovak Republic
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

[PricewaterhouseCoopers Letterhead]
[Logo]

REPORT OF INDEPENDENT AUDITORS

To the shareholders of EuroTel Bratislava, a.s.:

1.  We have audited the accompanying financial statements of EuroTel Bratislava, a.s. for the year ended 31 December 2001. Our audit has been carried out in accordance with the Act of the National Council of the Slovak Republic No. 73/1992 Coll. on Auditors and the Slovak Chamber of Auditors as amended by the Acts of the National Council of the Slovak Republic No. 249/1994 Coll., No. 272/1996 Coll. and No. 228/2000 Coll, with Slovak auditing guidelines issued by the Slovak Chamber of Auditors and with International Standards on Auditing.

2.  The Board of directors of the Company is responsible for the preparation of the financial statements and for maintaining accounting records that are complete, supportable and accurate in accordance with relevant laws of the Slovak Republic. Our responsibility is to express an opinion on these financial statements based on the results of our audit.

3.  Our audit was planned and performed so as to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles applied and significant estimates made by the Company’s management, and an evaluation of the overall presentation of those financial statements. Based on our audit, nothing has come to our attention that causes us to believe that the underlying accounting records of the Company have not been maintained, in all material respects, in accordance with the Accounting Act. We believe that our audit provides a reasonable basis for our opinion.

4.  In our opinion, the accompanying financial statements present fairly, in all material respects, the assets, liabilities, equity and the financial position of EuroTel Bratislava, a.s. at 31 December 2001 and the results of its operations for the year then ended in accordance with the Accounting Act of the Slovak Republic.

Bratislava, 1 March 2002

PricewaterhouseCoopers Slovensko, s.r.o.	Ing. Mária Frühwaldová
SKAU licence No.: 161	SKAU Decree No.: 047

VAT Reg. No. of PricewaterhouseCoopers Slovensko, s.r.o. (DIČ) 35739347/600
Spoločnost’ je zapísaná v Obchodnom registri Okresného súdu Bratislava 1, pod vložkou č 16611/B.
The company is registered in the Commercial Register of Bratislava 1 District Court, ref. No. 16611/B.

CLIENT: EuroTel Bratislava, a.s.
SLOVAK STANDARD FORMAT
BALANCE SHEET AS AT 31 DECEMBER 2001

				Current Period
				Gross Value	Adjustments	Net value	Prior year
Section			Line	Sk ‘000	Sk ‘000	Sk ‘000	Sk ‘000
		TOTAL ACTIVE ACCOUNTS (line 02+03+28+55)	1	19,530,099	6,521,388	13,008,711	12,838,442

A		Receivables for subscribed share capital	2	0	0	0	0

B		Fixed assets (line 04+12+22)	3	12,281,885	5,683,429	6,598,456	5,562,319

BI		Intangible fixed assets (line 05 to 11)	4	3,203,383	2,299,634	903,749	959,827
	1	Start-up (incorporation) expenses	5	0	0	0	0
	2	Intangible results of research and development	6	0	0	0	0
	3	Software	7	1,808,761	1,486,135	322,626	490,382
	4	Licences, know-how, copyright and other valuable rights	8	1,053,214	792,400	260,814	397,829
	5	Other intangible assets	9	26,622	21,099	5,523	4,264
	6	Uncompleted intangible fixed assets	10	314,786	0	314,786	67,352
	7	Advance payments on account of intangible fixed assets	11	0	0	0	0

BII		Tangible fixed assets (line 13 to 21)	12	8,403,907	3,383,795	5,020,112	4,601,678
	1	Land	13	148	0	148	148
	2	Buildings, production halls and structures	14	98,071	42,268	55,803	66,297
	3	Machines, equipment, transport vehicles, furniture, fixtures, fittings	15	7,571,664	3,290,680	4,280,984	4,229,355
	4	Permanent crop stands	16	0	0	0	0
	4	Livestock and draught animals	17	0	0	0	0
	6	Other tangible fixed assets	18	71,713	50,847	20,866	8,858
	7	Uncompleted tangible fixed assets	19	599,298	0	599,298	277,674
	8	Advance payments on account of tangible fixed assets	20	63,013	0	63,013	19,346
	9	Correction item to acquired assets	21	0	0	0	0

BIII		Financial investments (line 23 to 27)	22	674,595	0	674,595	814
	1	Investments in enterprises with a majority interest (over 50%)	23	791	0	791	814
	2	Investments in enterprises with significant interest (20%-50%)	24	0	0	0	0
	3	Other investments, shares and securities	25	0	0	0	0
	4	Loans to enterprises in the group	26	0	0	0	0
	5	Other financial investments and loans	27	673,804	0	673,804	0

C		Current assets (line 29+36+42+51)	28	6,521,171	837,959	5,683,212	5,813,784

CI		Inventories (line 30 to 35)	29	280,036	19,174	260,862	137,129
	1	Material	30	84,344	6,250	78,094	55,692
	2	Work-in-progress and semi-finished goods	31	0	0	0	0
	3	Finished goods	32	0	0	0	0
	4	Livestock	33	0	0	0	0
	5	Goods (for resale)	34	195,692	12,924	182,768	81,437
	6	Advance payments on account of inventories	35	0	0	0	0

CII		Long term receivables (line 37 to 41)	36	4,187	0	4,187	3,532
	1	Trade accounts receivables	37	4,187	0	4,187	3,532
	2	Receivables from shareholders, partners and consortium members	38	0	0	0	0
	3	Receivables from enterprises with a majority interest (over 50%)	39	0	0	0	0
	4	Receivables from enterprises with significant interest (20%-50%)	40	0	0	0	0
	5	Other long term receivables	41	0	0	0	0

CIII		Short term receivables (line 43 to 50)	42	1,615,275	818,785	796,490	642,187
	1	Trade accounts receivable	43	1,598,753	818,785	779,968	627,165
	2	Receivables from shareholders, partners and consortium members	44	1,100	0	1,100	1,100
	3	Social security	45	0	0	0	0
	4	State: Tax receivable	46	15,039	0	15,039	13,108
	5	State: Deferred tax	47	0	0	0	0
	6	Receivables from enterprises with majority interest (over 50%)	48	0	0	0	0
	7	Receivables from enterprises with significant interest (20%-50%)	49	0	0	0	0
	8	Other short term receivables	50	383	0	383	814

CIV		Financial assets (line 52 to 54)	51	4,621,673	0	4,621,673	5,030,936
	1	Cash in hand	52	4,166	0	4,166	6,671
	2	Bank accounts	53	940,217	0	940,217	1,470,672
	3	Short term financial assets	54	3,677,290	0	3,677,290	3,553,593

D		Other assets—temporary accounts of assets (line 56 to 60)	55	727,043	0	727,043	1,462,339

DI		Accruals, prepaid expenses (line 57 to 59)	56	599,323	0	599,323	1,375,985
	1	Prepaid expenses	57	387,017	0	387,017	433,222
	2	Accrued income	58	0	0	0	0
	3	Exchange rate differences (unrealised losses)	59	212,306	0	212,306	942,763
DII		Estimated receivables	60	127,720	0	127,720	86,354

BALANCE SHEET AS AT Period 1

				Current year	Prior year
Section		Item	Line	Sk'000	Sk'000
		TOTAL PASSIVE ACCOUNTS (line 62+79+105)	61	13,008,711	12,838,442

A		Equity (line 63+66+71+75+78)	62	2,751,282	-676,962

AI		Base capital (line 64+65)	63	3,733,700	937,700
	1	Base capital	64	3,733,700	937,700
	2	Own shares	65	0	0

AII		Capital funds (line 67 to 70)	66	1,036	1,036
	1	Share premium	67	0	0
	2	Other capital funds	68	1,036	1,036
	3	Revaluation differential for assets	69	0	0
	4	Revaluation differential for investments	70	0	0

AIII		Funds from profit (line 72+73+74)	71	49,622	49,622
	1	Reserve fund	72	49,622	49,622
	2	Non-distributable fund	73	0	0
	3	Statutory and other funds	74	0	0

AIV		Profit (loss) brought forward from previous years (line 76+77)	75	-1,665,320	-570,004
	1	Retained profit from previous years	76	0	0
	2	Loss brought forward from previous years	77	-1,665,320	-570,004

AV		Profit (loss) for the current year	78	632,244	-1,095,316

B		Liabilities (line 80+84+91+101)	79	9,153,484	12,276,323

BI		Reserves, provisions (line 81+82+83)	80	319,109	964,386
	1	Legal reserves (tax deductible)	81	0	0
	2	Reserve (provision) for exchange rate losses	82	212,306	942,763
	3	Other reserves (provisions)	83	106,803	21,623

BII		Long term liabilities (line 85 to 90)	84	7,483,080	10,282,091
	1	Liabilities to enterprises with a majority interest (over 50%)	85	7,483,000	7,699,300
	2	Liabilities to enterprises with significant interest (20%-50%)	86	80	2,582,791
	3	Long term advances received	87	0	0
	4	Bonds issued	88	0	0
	5	Long term bills of exchange payable	89	0	0
	6	Other long term liabilities	90	0	0

BIII		Short term liabilities (line 92 to 100)	91	1,351,295	1,029,846
	1	Trade accounts payable	92	791,883	575,587
	2	Payables to shareholders, partners and consortium participants	93	0	0
	3	Payables to employees	94	22,767	18,116
	4	Social security payables	95	11,421	9,314
	5	State: Taxes payable and subsidies	96	6,834	32,241
	6	State: Deferred tax liability	97	515,655	392,449
	7	Payables to enterprises with majority interest (50%—100%)	98	0	0
	8	Payables to enterprises with significant interest (20%-50%)	99	0	0
	9	Other payables	100	2,735	2,139

BIV		Bank and other loans (line 102 to 104)	101	0	0
	1	Bank loans long term	102	0	0
	2	Bank loans current	103	0	0
	3	Other	104	0	0

C		Other liabilities—temporary accounts of liabilities (line 106+110)	105	1,103,945	1,239,081

CI		Accruals (line 107 to 109)	106	276,992	188,225
	1	Accrued expenses	107	0	0
	2	Deferred income	108	275,198	187,290
	3	Exchange rate differential (unrealised gains)	109	1,794	935

CII		Estimated payables	110	826,953	1,050,856

Signature of a statutory representative:	Person responsible for bookeeping:	Person responsible for financial statements:

Jozef Barta JUDr. Ján Pitonák	Ivan Bošňák	Adriana Jonásová

CLIENT:    EuroTel Bratislava, a.s.
SLOVAK STANDARD FORMAT
PROFIT AND LOSS ACCOUNT FOR THE PERIOD ENDED 31 DECEMBER 2001

			Current year	Prior year
Section	Item	Line	Sk'000	Sk'000
I	Sale of goods (purchased for resale)	1	784,965	383,418
A	Cost of goods (purchased for resale)	2	1,500,954	796,696

	Gross Margin (trading) (line 01-02)	3	-715,989	-413,278

II	Production (line 05+06+07)	4	7,173,775	5,527,485
	1 Sale of own manufacture goods and services	5	7,122,570	5,495,049
	2 Change in inventories of work in progress
	Semi-finished and finished goods	6	0	0
	3 Own work capitalised	7	51,205	32,436

B	Consumption (line 09+10)	8	3,337,122	2,867,725
	1 Material and energy consumed in production	9	301,068	159,706
	2 Cost of services	10	3,036,054	2,708,019

	Value added (line 03+04-08)	11	3,120,664	2,246,482

C	Personnel costs (line 13 to 16)	12	518,959	428,818
	1 Wages and salaries	13	403,164	328,406
	2 Remuneration of members of the board of companies and co-operatives	14	0	0
	3 Social security	15	99,413	88,757
	4 Social (= employee welfare) costs	16	16,382	11,655

D	Taxes (road tax, property tax, other direct taxes)	17	8,734	8,455

E	Depreciation of fixed assets	18	1,518,827	1,380,681

III	Revenue from sale of fixed assets and materials	19	4,636	3,305
F	Book value of fixed assets and materials sold	20	1,487	1,879

IV	Release of reserves (provisions), aggregated prepaid expenses	21	281,106	210,758
G	Creation of reserves (provisions), aggregated prepaid expenses	22	366,286	219,700

V	Release of adjusting items (provisions): operating	23	280,951	647,050
H	Creation of adjusting items (provisions): operating	24	331,338	720,658

VI	Other operating earnings	25	214,967	123,782
I	Other operating costs	26	93,079	60,409

VII	Transfer of operating earnings to financial or extraordinary	27	0	0
J	Transfer of operating costs to financial or extraordinary	28	0	0

*	Operating profit (loss) (line 11-12-17-18+19-20+21-22+23-24+25-26+(-27)-(-28))	29	1,063,614	410,777

PROFIT AND LOSS ACCOUNT FOR THE PERIOD ENDED Period 1

Section		Item	Line	Current year	Prior year
				Sk’000	Sk’000
VIII		Revenue from sale of securities and shares	30	0	0
K		Book value of securities and shares sold	31	0	0

IX		Income from investments (line 33+34+35)	32	16,685	0
IX	1	Income from investments in companies in a group	33	0	0
	2	Income from other investments (shares, participating interests)	34	0	0
	3	Income from other financial investments	35	16,685	0

X		Income from short term financial assets	36	160,410	49,384

XI		Release of reserves (provisions) related to financial items	37	942,774	240,699
L		Creation of reserves (provisions) related to financial items	38	212,317	942,763

XII		Release of adjusting items related to financial items	39	0	0
M		Creation of adjusting items related to financial items	40	0	0

XIII		Interest income	41	67,522	122,415
N		Interest charge	42	914,281	1,047,369

XIV		Other financial earnings	43	305,831	734,796
O		Other financial costs	44	706,588	403,106

XV		Transfer of financial earnings to operating or extraordinary	45	0	0

P		Transfer of financial costs to operating or extraordinary	46	0	0
		Profit (loss) from financial activities (line 30-31+32+36+37-38+39-40+41-42+43-44+(-45)-(-46))	47	-339,964	-1,245,944

R		Tax on income from ordinary activities (line 49+50)	48	133,356	237,460
R	1	—Payable	49	10,150	18,154
	2	—Deferred	50	123,206	219,306
*		Tax on income from ordinary activities (line 48 )	51	133,356	237,460

**		Profit (loss) from ordinary activities (line 29+47-51)	52	590,294	-1,072,627

XVI		Extraordinary income	53	67,139	4,484
S		Extraordinary expense	54	25,189	27,173

T		Tax on income from extraordinary activities (line 56+57)	55	0	0
	1	—Payable / on investment income	56	0	0
	2	—Deferred	57	0	0

		Extraordinary profit (loss) (line 53-54-55)	58	41,950	-22,689
U		Profit (loss) share transferred to the owners’ account	59	0	0

		Profit (loss) for the accounting period after tax (line 52+58-59)	60	632,244	-1,095,316

		Profit (loss) for the accounting period before tax (line 29+47+53-54)	61	765,600	-857,856
Signature of a statutory representative:			Person responsible for bookeeping:		Person responsible for financial statements:

Jozef Barta		JUDr. Ján Pitoňák	Ivan Bošňák		Adriana Jonásová

	CASH FLOW STATEMENT for the year ended 31 December 2001	Current period	Prior year
	EuroTel Bratislava, a.s.
A	Cashflow from operating activities
Z	Profit	723,650	0
S	Loss	0	-835,166
A.1.	Non-cash transactions included in profit from ordinary activities	1,703,195	2,081,541
A.2.	Working capital changes	-501,621	-3,752,152
A.3.	Interest expense [+]	914,281	1,047,369
A.4.	Interest income [-]	-227,932	-122,415
A*	Profit before tax from ordinary activities adjusted for non-cash transactions, changes in working capital, interest income and expense (total Z. or S. + A.1.+ A.2.+ A.3.+ A.4.)	2,611,573	-1,580,823
A.5.	Items excluded from operating activities.	-3,149	-1,426
A.6.	Specific items	-3,149	-49,582
A**	Cashflow before optionally reported and other items included in operating activities (total A* + A.5. + A.6.)	2,605,275	-1,631,831
A.7.	Optionally reported items	219,106	0
A.8.	Other items belonging to operating activities and not included above	0	0
A***	Net cashflow from operating activities (total A** + A.7. + A.8.)	2,824,381	-1,631,831
B.	Cash from from investing activities
B.1.	Capital expenditure (total B.1.1. Až B.1.3 or. B.1.4.)	-1,818,009	-770,215
B.2.	Receipt from sale of fixed assets (total B.2.1. to B.2.3)	4,636	3,305
B.3.	Cashflow from rental of a set of movable and immovable property rented out as a unit (total B.3.1. and B.3.2.)	0	0
B.4.	Cashflow from loans given to / received from related parties (total B.4.1. and B.4.2.)	0	0
B.5.	Specific items (total B.5.1. to B.5.3)	0	0
B.6.	Optionally reported items (total B.6.1. to B.6.6)	0	0
B.7.	Other cashflows from investing activities not reported above [+,-]	593	0
B***	Net cashflow from investing activities	-1,812,780	-766,910
C.	Net cashflow from operating and investing activities (total A***+B***)	1,011,601	-2,398,741
D.	Cashflow from financing activities
D.1.	Increase/Decrease in non-current and current liabilities (total D.1.1. to D.1.7.)	-687,088	3,817,357
D.2.	Cashflow from equity transactions (total D.2.1. to D.2.6.)	0	0
D.3.	Specific items (total D.3.1. to D.3.3.)	0	0
D.4.	Optionally reported items	-857,473	-445,014
D.5.	Other items included in cashflow from financing activities not included above [+,-]	0	0
D***	Net cashflow from financing activities (total D.1. to D.5.)	-1,544,561	3,372,343
E.	Foreign exchange losses charged to income statement (total E.1. + E.2.)	0	0
E.1.	Foreign exchange gains (account 663) (+)	0	0
E.2.	Foreign exchange losses (account 563) (-)	0	0
F.	Increase/decrease in cash and cash equivalents [+,-] (total A***+B***+D***+E.=(H.-G.)	-532,960	973,602
G.	Cash and cash equivalents at the beginning of the accounting period (at 1.1.)	1,477,343	503,741
H.	Cash and cash equivalents at the end of the accounting period (at 31.12.) (G.+ A***+B***+D***+E.)	944,383	1,477,343

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

1    GENERAL

a)
EuroTel Bratislava, a.s. (“the Company”), was established and incorporated in the Commercial Register on 16 December 1996. The Company’s address is Vajnorská 100/A, 831 03 Bratislava; its ICO (Corporate identification number) is 35 705 019.

b)	According to the extract from the Commercial Register, the Company’s main business activities are the following:
•	Implementation and operation of public mobile cellular network using the frequencies assigned by the Licence from the Telecommunications Council of the Slovak Republic
•	Provision of related telecommunications services through the public mobile cellular network mentioned above
•	Implementation and operation of public data network with packet communications
•	Provision of public data service through public telecommunications networks
•	Assembly and maintenance of telecommunications devices connected to the public telephone switchboard network
•	Purchase of goods for the purposes of their sale to other trade licence holders
•	Consultancy in the area of public mobile cellular radiotelephone networks
•	Consultancy in the area of public packets-switched network for data transfer
•	Editing activities—editing of technical magazines

c)	Composition of the Board of Directors as at 31 December 2001:

Name	Position
Ladislav Mikuš	Chairman
Rahul N. Saxena	Vice-chairman
Michael Gunther	Member
Fridbert Gerlach	Member
Robert L. Lewis	Member

d)	Composition of Supervisory Board as at 31 December 2001:

Name	Position
Jozef Pavlík	Chairman
Pavol Gašpar	Secretary
Mark von Lillienskiold	Member
Farshid Ebrahimi-Ghajar	Member
Beáta Lacíková	Member
Frederic Lyman Wohl	Member

1 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

1    GENERAL (continued)

e)	Structure of shareholders as at 31 December 2001:

Name	Amount of stake in the registered share capital
	Nominal amount	Percentage
Slovenské telekomunikácie, a.s. (“ST”)	1,988,580	53.26%
Atlantic West, B.V. (“AWBV”)	1,745,121	46.74%

The Company is a joint venture between Slovenské telekomunikácie, a.s. and AWBV. Control is exercised jointly as a result of a shareholders agreement.

f)
Several group entities have interest in the Company. Consolidated financial statements for the largest group of companies have been prepared by Deutsche Telekom AG, AT&T Wireless Services, Inc. and Verizon Communications. Consolidated financial statements for the smallest group of companies have been prepared by Slovenské telekomunikácie, a.s., nám. Slobody 1, Bratislava. The consolidated financial statements are available at Slovenské telekomunikácie, a.s., nám. Slobody 1, Bratislava.

g)	The average number of staff in 2001 came to 869 (31 December 2000: 841). Of that number, 103 were management (31 December 2000: 94).

	Average staff number in 2001	Total personnel costs (SKK ’000 )	Wages (SKK ’000)	Remuneration of the members of statutory bodies (SKK ’000)		Social security costs (SKK ’000)	Social costs (SKK ’000)
				former	present
Employees total	869	518,959	385,322	1,404	16,438	99,413	16,382
Management	103	99,307	65,318	1,404	16,438	14,733	2,149

h)	An extraordinary General Meeting on 10 July 2001 approved the 2000 financial statements of the Company and the proposal for accounting treatment of the Company’s accounting loss for the year 2000.

2 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

2    ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES

a)	Principal accounting policies

The ordinary financial statements have been prepared on the going concern basis in accordance with Act 563/1991 Coll. on Accounting, as amended. The principle of historical costs has been applied to the valuation of assets.

b)	Intangible assets

Purchased intangible assets are valued at acquisition costs, which include the acquisition price and related costs, including capitalised interest. As at 31 December 2001, the Company acquired no intangible assets as a gift and produced no intangible assets internally.

Intangible assets are depreciated over a period of up to five years from the acquisition of the asset.

Intangible assets with an economic life exceeding one year and with an acquisition cost of SKK 40,000 or less are considered low-value intangible assets. The Company posts low-value intangible assets that have an acquisition price of SKK 5,000 or less to consumption when the asset is put to use and keeps operational records of such assets. Low-value intangible assets with the acquisition price from SKK 5,001 to SKK 40,000 are depreciated using the straight-line depreciation method, according to their economic lives.

c)	Tangible fixed assets

Purchased tangible fixed assets are valued at acquisition costs, which include the acquisition price, and related costs, including capitalised interest. During the year 2001, the Company acquired no tangible fixed assets as a gift and produced no tangible fixed assets internally.

Tangible fixed assets are depreciated using the straight-line depreciation method based on their expected economic lives, which are as follows:

Years
Buildings and structures	15
Machines and machinery	2-10
Other tangible fixed assets	3

As a result of differences between the depreciation for taxation and accounting purposes, the Company accounts for deferred tax.

3 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

2    ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

Tangible fixed assets with an economic life exceeding one year and with an acquisition cost of SKK 20,000 or less are considered low-value tangible fixed assets. The Company posts low-value tangible fixed assets with an acquisition price of SKK 5,000 or less to consumption when the asset is put to use and keeps operational records of such assets. Low-value tangible fixed assets with an acquisition price from SKK 5,001 to SKK 20,000 are depreciated fully when put to use, except for specific commodities, which are depreciated on the basis of their economic lives.

As at 31 December 2001, The Company has made no provisions for tangible fixed assets.

d)	Assets leased under Finance leases

The Company does not have any assets leased under finance leases as at 31 December 2001.

e)	Financial investments

Financial investments are carried at the acquisition price. No provision was made for financial investments as at 31 December 2001.

f)	Inventories

Inventories are carried at acquisition cost, reduced by the amount of provision. The acquisition cost includes the acquisition price and costs related to the acquisition (such as transport, commissions, custom duty and insurance). Inventories consist of purchased goods (mobile phones with accessories, routers, DPN and modems) for resale, spare parts (“SP”) for repairing mobile phones, SP for base stations and data centre components, SIM cards and stationery. Purchased goods and SP for repairing mobile phones are carried at the pre-set acquisition cost (“standard costs”), stating the variation from the actual acquisition cost and additional acquisition costs. Variations between the actual acquisition cost, standard costs and additional acquisition costs are expensed monthly, depending on the amount of goods sold.

Stationery and SP for base stations and data centre components are carried at the acquisition cost and dispatched using the FIFO method. SIM cards are valued using a weighted average method.

In analytical records, the acquisition cost is split into the acquisition price and the costs relating to the acquisition. Valuation differences (“VD”) that occur as a result are expensed as follows:

% of VD = (opening balance of VD + addition to VD) / (opening balance on the account of inventories + addition to inventories)
VD = actual consumption x% of VD

Dispatch of inventories from stock is valued at carrying values of dispatched inventory items. In case of temporary decrease of inventory value, an obsolete or slow-moving inventories provision is created to reflect their net realisable value.

4 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

2    ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

g)	Long-term contracts

In the year 2001, the Company did not account for long-term contracts.

h)	Accruals and prepayments

Accruals and prepayments are carried at their nominal value, reduced by provisions for doubtful and bad debts and receivables from companies in bankruptcy.

i)	Financial assets

Financial assets, which include cash, stamps, vouchers and high-liquidity securities, are valued at their nominal values. No provision was made for financial assets as at 31 December 2001.

j)	Accruals and deferred income

Accruals and deferred income are stated at their nominal value.

k)	Reserves

Reserves are carried at the amount necessary to cover the known amount of risks or losses from the business activities.

The Company creates reserves for specific purposes based on facts known at the time of their creation. These facts are statistically evaluated and used to estimate their future occurrence or development (the warranty reserve, the EuroTel Club reserve). Reserves are also created in specific amounts based on valid contractual relationships for future periods (such as the contractual penalties reserve). Reserves for unrealised foreign exchange losses and for losses related to the ownership of short-term bonds are also created in specific amounts.

The Company also creates general reserves on the basis of known risks or the evaluation of risks from business activities.

l)	Principles for the creation of provisions

Provisions for receivables are created for risky receivables that have been identified during stocktaking. The Company uses written communication with clients as well as a third party to verify the debtor’s financial situation to assess the risk of non-payment.

When the Company takes stock, it places the receivable into a specific category based on the level of risk. A provision is carried at the nominal value of the receivable multiplied by the percentage of the individual receivables categories.

5 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

2    ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

Inventory provisions are created on the basis of the prudence principle for obsolete stock that is stored for an extended period, where decreasing demand is expected and the price has decreased due to the stock’s age. This is an indirect decrease of inventory value in the accounts based on the results of the stocktaking.

The inventory provision amount is stated on the basis of the results of sales for the previous period and an estimate of future sales of inventory items. This sales estimate is divided into specific time periods. A percentage is stated for each time period and for each item. The amount of the provision is calculated on this basis.

m)	Revenues

Revenues from the sale of goods and services are carried, including discounts and net of VAT. In general, revenues are recognised as of the date of delivery or the provision of the goods or services. Access revenue is billed once a month in advance and is recognized, through deferred revenue, when earned. Airtime revenue is billed one month in arrears and is recognized, through estimated receivables, in the period the airtime is used. Airtime revenue from prepaid customers is recognized in the period the airtime is used. Equipment revenue from sales to dealers is recognized at the time of sale.

n)	Foreign currency conversion

Transactions in foreign currency are converted and accounted for in accordance with the NBS foreign exchange rate valid at the date of the transaction (payables on the date of the receipt of an invoice, receivables on the issue date of an invoice). Cash is converted and accounted for on the date of movement in the bank account or cash in hand.

All assets and liabilities in foreign currency are converted using the NBS foreign exchange rate valid at the balance sheet date. Provisions are made for unrealised foreign exchange losses in the income statement. Unrealised foreign exchange gains are not posted to the income statement as at the balance sheet date. Foreign exchange differences from cash in hand, bank accounts and short-term financial investments are posted to income statements.

o)	Additional pension plan

At present, the Company does not offer any additional pension plan. The Company makes regular contributions to the statutory pension plan.

p)	Deferred tax

Due to temporary differences between the depreciation of tangible and intangible fixed assets for accounting and tax purposes, the Company accounted for the deferred tax liability as at 31 December 2001.

6 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

2    ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

r)	Research and development

As at 31 December 2001, the Company reported no costs relating to research and development.

s)	Changes in accounting

No changes have been made in the accounting, valuation, manner of depreciation, or presentation of individual financial statement items in 2001.

7 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

3    INTANGIBLE ASSETS
(row # 004 of Balance sheet)

Costs

Type of asset	Balance sheet Column 1	1 January 2001 SKK ‘000	Additions SKK ‘000	Transfers SKK ‘000	31 December 2001 SKK ‘000
Software	007	1,529,598	—	279,163	1,808,761
Valuable rights	008	1,053,214	—	—	1,053,214
Other intangible assets	009	24,098	—	2,524	26,622
Assets in the course of construction	010	67,352	529,121	281,687	314,786

Total		2,674,262	529,121	0	3,203,383

Accumulated depreciation

Type of asset	Balance sheet Column 2	1 January 2001 SKK ‘000	Additions SKK ‘000	31 December 2001 SKK ‘000
Software	007	1,039,216	446,919	1,486,135
Valuable rights	008	655,385	137,015	792,400
Other intangible assets	009	19,834	1,265	21,099

Total		1,714,435	585,199	2,299,634

Net book value

Type of asset	Balance sheet column 3	1 January 2001 SKK ‘000	31 December 2001 SKK ‘000
Software	007	490,382	322,626
Valuable rights	008	397,829	260,814
Other intangible fixed assets	009	4,264	5,523
Assets in the course of construction	010	67,352	314,786

Total		959,827	903,749

Low-value intangible assets directly expensed in the year 2001 amounted to SKK 165 thousands(in 2000: SKK 568 thousands).

8 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

4    TANGIBLE FIXED ASSETS
(row # 012 of Balance sheet)

Costs

Type of assets	Balance sheet Column 1	1 January 2001 SKK ‘000	Additions SKK ‘000	Disposals SKK ‘000	Transfers SKK ‘000	31 December 2001 SKK ‘000
Land	013	148	—	—	—	148
Buildings, halls and constructions	014	92,543	—	-1,438	6,966	98,071
Machinery and equipment	015	6,649,909	—	-41,506	963,261	7,571,664
Other tangible fixed assets	018	56,473	—	-3,504	18,744	71,713
Assets under construction	019	277,674	1,138,488	—	-816,864	599,298
Advances paid for tangible fixed assets	020	19,346	215,774	—	-172,107	63,013

Total		7,096,093	1,354,262	-46,448	0	8,403,907

Accumulated depreciation

Type of asset	Balance sheet Column 2	1 January 2001 SKK ‘000	Additions SKK ‘000	Disposals SKK ‘000	31 December 2001 SKK ‘000
Buildings, halls and constructions	014	26,246	17,459	-1,437	42,268
Machinery and equipment	015	2,420,554	909,859	-39,733	3,290,680
Other tangible fixed assets	018	47,615	6,312	-3,080	50,847

Total		2,494,415	933,630	-44,250	3,383,795

Net book value

Type of asset	Balance sheet Column 3	1 January 2001 SKK ‘000	31 December 2001 SKK ‘000
Land	013	148	148
Buildings, halls and constructions	014	66,297	55,803
Machines and machinery	015	4,229,355	4,280,984
Other tangible fixed assets	018	8,858	20,866
Assets under construction	019	277,674	599,298
Advance paid for tangible fixed assets	020	19,346	63,013

Total		4,601,678	5,020,112

9 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

4    TANGIBLE FIXED ASSETS (continued)

Low-value tangible fixed assets directly expensed in 2001 amounted to SKK 4,286 thousands (in 2000: SKK 1,636 thousands). As at 31 December 2001, the Company has no assets pledged as security for loans.

The Company’s fixed assets and inventories are insured with Allianz insurance company, a.s. The total insured amount is SKK 3,000,000 thousands (SKK 536,756 thousands as at 31 December 2000). The insurance coverage starts on 16 January 2001 and ends on 15 January 2002.

As at 31 December 2001, the Company had no assets under financial leasing.

As at 31 December 2001, the Company has no assets with a market value significantly different from their net book value.

5    FINANCIAL INVESTMENTS
(row # 022 of Balance sheet)

On 29 December 1999, EuroTel Bratislava established its subsidiary company Slovak Wireless Finance Company B.V. (“SWFC”) with its registered seat in the Netherlands (Amsteldijk 166, 1079LH, Amsterdam), which is 100% owned by EuroTel.

Name and address of the company	% of stake in registered share capital	Shareholder’s equity		Profit/loss
		31 December 2000 SKK ‘000	31 December 2001 SKK ‘000	31 December 2000 SKK ‘000	31 December 2001 SKK ‘000
SWFC	100	8,978	10,837	4,064	5,982

Total	100	8,978	10,837	4,064	5,982

*
Note: The Notes to the Financial Statements as at 31 December 2000 showed a profit of SKK 8,193 thousands for that date, rather than the actual profit of SKK 4,064 thousands. This is because SWFC’s final financial statements were not available at the time the Notes were prepared.

Equity interest in SWFC is carried at acquisition costs.

In 2001, the Company repurchased EUR 15 million of SWFC’s long-term notes in a series of open market transactions. Long-term notes amounting to SKK 673,804 thousands are shown on line number 027 ‘Other financial investments’ of the balance sheet. At 31 December 2001, the revenues from financial investments amounted to SKK 16,685 thousands.

	1 January 2001 SKK ‘000	Additions SKK ‘000	Foreign exchange difference SKK ‘000	31 December 2001 SKK ‘000
Shares and ownership interest in companies with controlling interest	814	—	-23	791
Other financial investments	—	673,804	—	673,804

Total	814	673,804	-23	674,595

10 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

6    INVENTORIES
(row # 029 of Balance sheet)

	2001 SKK ‘000	2000 SKK ‘000
Material	78,094	55,692
Goods	182,768	81,437

Total	260,862	137,129

Inventories at a cost of SKK 280,036 thousands (31 December 2000: SKK 170,633 thousands) are shown net of a provision of SKK 19,174 thousands (31 December 2000: SKK 33,504 thousands) for slow-moving (obsolete) inventories, in the amount of SKK 260,862 thousands (as at 31 December 2000: SKK 137,129 thousands). The provision for inventories can be analysed as follows:

	2001 SKK ‘000	2000 SKK ‘000
Balance as at 1 January	33,504	58,621
Creation of provision	191,298	572,866
Release of provision	-205,628	-597,983

Balance as at 31 December	19,174	33,504

Inventories at a book value of SKK 260,862 thousands (as at 31 December 2000: SKK 137,129 thousands) are covered by the insurance policy insuring all the Company’s assets. The amount of insurance is set out in section 4 ‘Tangible fixed assets’ (page 10 of the Notes to the Financial Statements).

Long-term contracts

The Company has not accounted for long-term contracts in the year 2001.

11 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

7    ACCRUALS AND PREPAYMENTS
(rows # 037 and 055 of Balance sheet)

	31 December 2001 SKK ‘000	31 December 2000 SKK ‘000
Short-term receivables
Trade receivables	1,598,753	1,380,980
Other receivables	383	814
Receivables from shareholders	1,100	1,100
State tax receivables	15,039	13,108

Total	1,615,275	1,396,002

Long-term receivables
Trade receivables	4,187	3,532

Total	4,187	3,532

The gross value of receivables totalling SKK 1,615,275 thousands (31 December 2000: SKK 1,396,002 thousands) are shown net of a provision of SKK 818,785 thousands (31 December 2000: SKK 753,815 thousands) for bad and doubtful debts and for receivables against debtors in bankruptcy, in the amount of SKK 796,490 thousands (31 December 2000: SKK 642,187 thousands).

Ageing analysis of receivables is as follows:

	31 December 2001 SKK ‘000	31 December 2000 SKK ‘000
Receivables within the due date	756,923	606,756
Overdue receivables	858,352	789,246

Total	1,615,275	1,396,002

12 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

7    ACCRUALS AND PREPAYMENTS (continued)

At 31 December 2001, the Company has created a bad-debt provision as follows:

	2001 SKK ‘000	2000 SKK ‘000
Balance as at 1 January	753,815	647,290
Creation of provision	140,040	147,792
Re-posting of provision for receivables from debtors in bankruptcy	—	7,800
Release of provision	-75,070	-49,067

Balance as at 31 December	818,785	753,815

The Company does not have any pledged receivables as at 31 December 2001.

Deferred expenses and accrued income

	Balance sheet line number	31 December 2001 SKK ‘000
Deferred expenses:	057	387,017
Of that:
Prepaid rent		71,053
Deferred expenses relating to the provision of loan		289,325
Foreign exchange losses	059	212,306
Estimated receivables	060	127,720

Total		727,043

The significant items in the deferred expenses accounts are deferred expenses of SKK 289,325 thousands related to the provision of a loan from SWFC. These expenses include those for legal fees, the professional services of consulting companies, and bank fees. The Company accounts for unrealised foreign exchange differences of SKK 210,871 thousands that are related to liabilities from the SWFC loan.

13 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

8    FINANCIAL ASSETS
(row # 051 of Balance sheet)

Structure of financial assets:

	31 December 2001 SKK ‘000	31 December 2000 SKK ‘000
Cash
Cash in hand	994	6,180
Bank accounts—current	8,932	497,571
Bank accounts—term	934,030	973,101
Cash equivalents
Meal vouchers	427	491
Other financial assets
Debentures	3,677,290	3,553,593

Total	4,621,673	5,030,936

No provision for financial assets was created as at 31 December 2001.

14 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

9    SHAREHOLDERS’ EQUITY
(row # 062 of Balance sheet)

Shareholders’ equity for the Company amounted to SKK 3,733,700 thousands as at 31 December 2001 (31 December 2000: SKK 937,700 thousands).Thenominal value of a share is SKK 1,000. EuroTel Bratislava is a joint venture of Slovenské telekomunikácie (“ST”) and Atlantic West B.V. (“AWBV”), a company governed by the laws of the Netherlands. AWBV is a joint venture company owned by Verizon Communications and AT&T Wireless Services, Inc. ST holds 53.26% and AWBV 46.74% of the voting rights. ST is entitled to 51% of the company profit, AWBV to 49%.

The shareholders’ equity is divided into two groups of shares, as follows. There are 3,561,470 ordinary shares with a nominal value of SKK 1,000 for each share, and there is one voting right for each share. There are 172,230 ordinary shares with a nominal value of SKK 1,000 for each share, and there is one voting right for each share.

On 22 March 2001, EuroTel’s shareholders approved an increase in ordinary share capital by SKK 2,796,000 thousands by capitalizing shareholder loans and interest accrued on these through 31 December 2000.

Movements in shareholders’ equity in SKK thousands:

	Balance sheet line number	1 January 2001	P/L for the current period	Capitalization of shareholders’ loans	31 December 2001
Registered share capital	064	937,700	—	2,796,000	3,733,700
Other capital funds	068	1,036	—	—	1,036
Statutory reserve fund	072	49,622	—	—	49,622
Results from previous periods					—
Loss carried forward from previous periods	077	-570,004	-1,095,316	—	-1,665,320
Profit/(loss) for the current period	078	-1,095,316	1,727,560	—	632,244

Total shareholder’s equity	062	-676,962	632,244	2,796,000	2,751,282

At 31 December 2001, the Company has not recorded any subscribed share capital that would not be registered in the Commercial Register.

On 10 July 2001, the extraordinary General Meeting approved the financial statements for the year 2000 and the proposal for the accounting treatment of the Company’s accounting loss for the year 2000. The loss of the previous accounting periods, amounting to SKK 570,004 thousands, has increased by the loss incurred in 2000 of SKK 1,095,316 thousands. The total loss is SKK 1,665,320 thousands.

15 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

10    RESERVES
(row # 080 of Balance sheet)

	1 January 2001 SKK ‘000	Creation of reserves SKK ‘000	Release of reserves SKK ‘000	31 December 2001 SKK ‘000
Reserves for unrealised foreign exchange losses	942,763	212,317	-942,774	212,306
Other reserves
Warranty repairs reserve	206	95	-206	95
Contractual penalties reserve	—	37,000	—	37,000
General risks reserve	—	34,500	—	34,500
Reserve on premium on long-term notes	—	9,892	—	9,892
Provision for the EuroTel Club	21,417	284,799	-280,900	25,316

Total	964,386	578,603	-1,223,880	319,109

16 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

11    ACCRUALS AND DEFERRED INCOME
(rows # 084, 091 and 105 of Balance sheet)

Analysis of liabilities by time to maturity:

	Within one year SKK ‘000	Over five years SKK ‘000	Total SKK ‘000
Liabilities as at 31 December 2001
Trade payables	650,564	—	650,564
Other direct taxes	6,834	—	6,834
Deferred tax liability	515,655	—	515,655
Payables to employees	22,767	—	22,767
Payables to social funds	11,421	—	11,421
Advances received	141,319	—	141,319
Other payables	2,735	—	2,735
Long-term liabilities to related parties	—	7,483,080	7,483,080
Accrued expenses and deferred income	1,103,945	—	1,103,945

Total	2,455,240	7,483,080	9,938,320

At 31 December 2001, the Company accounts for a deferred tax liability of SKK 515,655 thousands, calculated as 25% of the difference between the tax and the book value of the Company’s fixed assets. Analysis of liabilities by due date:

	31 December 2001 SKK ‘000	31 December 2000 SKK ‘000
Liabilities within due date	9,938,320	12,551,018

Total	9,938,320	12,551,018

The Company has recorded no overdue liabilities as at 31 December 2001.

The Company does not have recorded, pledged, or otherwise secured liabilities, nor does it have liabilities from the issue of bonds.

17 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

11    ACCRUALS AND DEFERRED INCOME (continued)

Social fund

	2001 SKK ‘000	2000 SKK ‘000
Balance as at 1 January	2,139	1,211
Creation:
From costs	3,660	2,787
Withdrawal:
Company canteen and workforce regeneration	-1,924	-1,321
Social aid, transportation	-1,140	-538

Balance at 31 December	2,735	2,139

Accrued expenses and deferred income

	Balance sheet line number	31 December 2001 SKK ‘000
Deferred income	108	275,198
Unrealised foreign exchange gains	109	1,794
Estimated liabilities	110	826,953

Total		1,103,945

The significant items recorded in the accrued expenses and deferred income accounts as at 31 December 2001 were estimated payables of SKK 217,622 thousands related to the interest on the loan from SWFC, as well as estimated payables of SKK 117,290 thousands related to the international roaming and interconnection fee with other providers of telecommunications services (such as Globtel, Nextra, and Slovenské Telekomunikácie). Non-invoiced capital expenditure was SKK 229,731 thousands. There was deferred income of SKK 257,198 thousands mainly arising from prepaid minutes of calls monthly access fees for the NMT, GSM and DNS networks.

18 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

12    BANK LOANS AND LONG-TERM INTER-COMPANY LIABILITIES
(row # 084 of Balance sheet)

The Company is a 100% owner of SWFC. On 23 March 2000, SWFC issued Series A bonds with an interest rate of 11.25%. The total value of these bonds was EUR 175 million, which SKK 7,699,300 thousands. Series A bond notes worth EUR 172.2 million have been exchanged for an equivalent amount of Series B bonds. The bonds are fully guaranteed by the Company. Their date of maturity is 30 March 2007.

In March 2000, SWFC provided the Company with a loan of EUR 175 million, which was SKK 7,699,300 thousands. The applied interest rate was 11.55% for each year until 30 September 2000. After that date, the interest rate was 11.38% for each year.

As of 31 December 2001, the outstanding principal amount of SWFC loan of EUR 175 mil represented SKK 7,483,000 thousands.

The conditions under which the bonds were issued limit the repayment of subordinated shareholders loans, including interest.

Based on a decision of the Company’s shareholders, the following long-term loans they provided (and the related interest as at 31 December 2001) have been capitalised into equity: a loan of USD 10 million for obtaining the GSM 1800 licence, a loan of USD 29.5 million and a subordinate loan of USD 15 million. The total amount of these loans is SKK 3,058,929 thousands.

	2001 SKK ‘000	2000 SKK ‘000
Long-term loan for the GSM 900 licence
Slovak Telecom	48	54
AWBV	32	36
Long-term loan for the GSM 1800 licence (USD 10.0 million)
Slovak Telecom	—	241,684
AWBV	—	232,206
Interest	—	59,532
Long-term loan (USD 29. 5 million)
Slovak Telecom	—	712,968
AWBV	—	685,008
Interest	—	339,744
Long-term loan (USD 15.0 million)
Slovak Telecom	—	362,526
AWBV	—	348,309
Interest	—	76,952

Total debt to shareholders	80	3,059,019

As at 31 December 2001, the Company does not have any loans provided by banks.

19 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

13    REVENUES
(rows # 001 and 005 of Income statement)

Revenues for own services and goods by segments:

	2001 in SKK ‘000	2000 in SKK ‘000
Revenues from mobile communications services and goods	7,434,174	5,430,530
Revenues from public data network services	473,361	447,937

Total sales	7,907,535	5,878,467

14    INTEREST FROM SHORT TERM FINANCIAL ASSETS
(row # 036 of Income statement)

As at 31 December 2001, interest from short term financial assets amounts to SKK 160,410 thousands (31 December 2000: SKK 49,384 thousands), that represents interests from purchased bonds.

15    INTEREST
        (rows # 041 and 042 of Income statement)

Interest expenses

Type of loan received	Amount of interest in SKK ‘000
Long-term loan from SWFC	862,277
Capitalised interest	-11,076
Borrowings from shareholders	63,034
Other	46

Total	914,281

Interest income

As at 31 December 2001, revenue interest amounts to SKK 67,522 thousands (31 December 2000: SKK 122,415 thousands), of which the major part is interest of SKK 66,878 thousands (31 December 2000: SKK 120,638 thousands) from term deposits.

16    EXTRAORDINARY REVENUES
(row # 053 of Income statement)

As at 31 December 2001, the Company’s extraordinary revenues amounts to SKK 67,139 thousands (31 December 2000: SKK 4,484 thousands). The most significant portion (SKK 63,034 thousands) relates to the interest waived by the shareholders.

20 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

17    LEASED ASSETS

The Company has liabilities to a number of third parties from the rental of administrative and commercial spaces in which it has placed its assets. The contracts with these third parties are for periods between one and 12 years. The minimal amount of future rental payments arising from these agreements is as follows:

Period	31 December 2001 SKK ‘000	31 December 2000 SKK ‘000
2001	—	147,432
2002	140,793	92,503
2003	129,391	97,556
2004	135,557	101,848
2005	141,607	106,024
2006	140,097	109,947
2007 – 2013	847,011	750,577

Total	1,534,456	1,405,887

The amount of rental payments for these leased assets posted to expenses in the year 2001 was SKK 264,513 thousands (SKK 174,026 thousands in 2000).

18    OTHER FINANCIAL OBLIGATIONS

At 31 December 2001, the Company had contractual obligations of SKK 309,672 thousands (31 December 2000: 658,069 thousands) to acquire fixed assets. These obligations relate mainly to the construction of a network. The major part of these payments will be disbursed within one year. The Company may withdraw from these obligations without significant penalties.

The Company does not have any other financial liabilities that are not disclosed in the accounting books or in the balance sheet.

19    INFORMATION ON MEMBERS OF STATUTORY, SUPERVISORY, ADMINISTRATIVE, MANAGERIAL AND OTHER COMPANY BODIES

The income (in cash and in kind) of the members of statutory bodies as at 31 December 2001 was SKK 17,842 thousands (31 December 2000: SKK 13,652 thousands).

21 of 23

EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

20    RELATED PARTIES

The Company carried out transactions with the following related parties: Slovenské telekomunikácie, a.s., Deutsche Telekom, Eurotel Praha (Czech Republic), AWBV (the Netherlands), Rádiomobil (Czech Republic), DeTe Mobil (Germany), Max mobil (Austria), Westel 900 (Hungary), Omnitel (Italy), and PTC (Poland). Transactions have been carried out at arm’s length. Transactions carried out with related parties during the accounting period are shown below:

	2001 SKK ‘000	2000 SKK ‘000
Sales
Sale of services—Slovenské telekomunikácie	972,070	816,969
Sale of services to Eurotel Praha	83,361	69,963
Sale of services to other related parties	102,326	87,504
Purchase
Purchase of services from Slovenské telekomunikácie	756,741	677,098
Cost of rental payments to Slovenské telekomunikácie	41,255	38,337
Purchase of services from Eurotel Praha	33,470	34,018
Purchase of services from other related parties	53,410	48,964
Services paid to Deutsche Telekom	3,744	—
Services paid to AWBV	33,476	37,841

	31 December 2001 SKK ‘000	31 December 2000 SKK ‘000
Receivables
Trade receivables from Slovenské telekomunikácie	84,116	110,967
Trade receivables from other related parties	20,788	19,163
Liabilities
Trade liabilities to Slovenské telekomunikácie	63,676	32,549
Trade liabilities to AWBV	6,293	8,575
Other liabilities	1,728	—
Loans received from SWFC	7,483,000	7,699,300
Loans received from ST	48	1,560,108
Loans received from AWBV	32	1,498,911

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EuroTel Bratislava, a.s.
Notes to the Financial Statements
For the year ended 31 December 2001

21    POST-BALANCE SHEET EVENTS

There have been no post-balance sheet events that would have a significant impact on the true and fair view of the Company’s financial statements and that would require adjustment to, or disclosure in, these financial statements.

Bratislava, 1 March 2002
Prepared by: Jana Sadlonová, Head of Accounting department

/s/ ADRIANA JONÁSOVÁ Adriana Jonásová Controller	/s/ JÁN PITOŇÁK JUDr. Ján Pitoňák Procurator

/s/ IVAN BOšŇÁK Ivan Bošňák Acting Chief Financial Officer	/s/ JOZEF BARTA Jozef Barta Chief Executive Officer / Procurator

23 of 23

EuroTel Bratislava, a.s.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EUROTEL BRATISLAVA, A.S.

By:	/s/ ROBERT CHVÁTAL
Robert Chvátal Chief Executive Officer

By:	/s/ IVAN BOŠŇÁK
Ivan Bošňák Chief Financial Officer
Date: September 3, 2002